Silver Run Acquisition Corporation II

1000 Louisiana Street, Suite 1450

Houston, TX 77002

November 22, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Assistant Director
Office of Natural Resources
Division of Corporation Finance

Re:	Silver Run Acquisition Corporation II
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 31, 2017
File No. 001-38040

Form 8-K
Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed August 17, 2017
File No. 001-38040

Form 8-K
Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed September 14, 2017
File No. 001-38040

Form 8-K
Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed October 3, 2017
File No. 001-38040

Ladies and Gentlemen:

This letter sets forth the responses of Silver Run Acquisition Corporation II (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 16, 2017 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company on October 31, 2017 (the “Proxy Statement”) and with respect to the Forms 8-K filed by the Company on August 17, 2017, September 14, 2017 and October 3, 2017. In connection with this letter, the Company is filing today an amendment to the Proxy Statement (“Amendment No. 2”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 2 marked to show the changes made to the Proxy Statement.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response. Page numbers referenced in the responses refer to page numbers in Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Proxy Statement.

Securities and Exchange Commission

November 22, 2017

Background of the Business Combination, page 162

1.	In response to prior comment 16 you disclose that the initial offers for Alta Mesa and Kingfisher communicated on May 6, 2017 represented Silver Run’s initial view of the enterprise value of Alta Mesa and Kingfisher on a debt-free and cash-free basis. In this regard, please also revise to disclose the valuation approaches or bases used to determine the enterprise value of each of Alta Mesa and Kingfisher as made in your initial offer.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 163.

Unaudited Financial Projections of Alta Mesa and Kingfisher, page 174

2.	In response to prior comment 22, we note your disclosure of certain projections provided by the management of Alta Mesa and Kingfisher to assist Silver Run’s board of directors. However, we note a slide 29 of your investor presentation filed as exhibit 99.1 to your Form 8-K filed on October 3, 2017, in which it appears “free cash flow” projections of Alta Mesa and Kingfisher were also provided to Silver Run’s board of directors. Please provide corresponding disclosure or explain why you have omitted this information from the proxy statement.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 174.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Silver Run Acquisition Corporation II, page 99

Note 1. Basis of Presentation, page 108

Overview, page 108

3.	We have considered your response to prior comment 10 wherein you assert that, once the proposed transaction is complete, Alta Mesa would be a variable interest entity pursuant to FASB ASC 810-10-15-14(b)(1)(ii). As Alta Mesa will continue to function as a limited partnership under the proposed transaction, tell us why you believe this guidance is applicable given that it does not apply to entities in industries in which it is appropriate for a general partner to use the pro rata method of consolidation for its investment in a limited partnership.

Response: The Company acknowledges the Staff’s comment and respectfully advises that it evaluated the transaction between Alta Mesa Holdings, LP (“Alta Mesa”) and the Company pursuant to ASC 805, Business Combinations, and ASC 810, Consolidation (upon adoption of ASU 2015-02).

ASC 810-10-15-14(b)(1)(ii) states that “The guidance in this subparagraph does not apply to industries (see paragraphs 910-810-45-1 and 932-810-45-1) in which it is appropriate for a general partner to use the pro rata method of consolidation for its investment in a limited partnership (see paragraph 810-10-45-14) (italics added).”

Securities and Exchange Commission

November 22, 2017

In this context, pre-Codification guidance for the pro rata method of consolidation is instructive. EITF 00-01, paragraph 2, states “there is a longstanding practice in the construction industry and in the extractive industries of investors displaying investments in separate legal entities (that is, they do not own an undivided interest…) accounted for using the equity method of accounting on a proportionate gross basis (italics added).”

As such, pro rata consolidation is an acceptable alternative to the equity method of accounting in certain industries only when the investor lacks a controlling financial interest. Under 810-10-15-14(b)(1)(ii), we do not believe it is appropriate for an investor such as a general partner to bypass a consolidation assessment and default to the pro rata method of consolidation.1

The Basis for Conclusions to ASU 2015-02 states in paragraph 33 that “The Board decided that entities that appropriately apply the pro rata method of consolidation for investments in limited partnerships are not within the scope of paragraph 810-10-15-14(b)(1)(ii), which effectively allows these entities to continue to apply the pro rata method of consolidation under the amendments in the update” (italics added). As such, we believe the FASB’s intent was to maintain the status quo for investors that lack a controlling financial interest and applied the pro rata method instead of the equity method. Those entities (e.g., limited partner investors) could either have applied the equity method of accounting or the pro rata method of consolidation, depending on the circumstances. However, we do not believe the Board intended to expand the scope of pro rata consolidation to investors such as general partners that control an investee.2 That is, there are no scope exceptions under ASC 810 that we are aware of to allow investors with a controlling financial interest under the VIE or voting interest model to use the pro rata method of consolidation instead. In this light, Alta Mesa GP did not apply pro rata consolidation before ASU 2015-02.

In our initial response to comment 10 dated October 30, 2017, the Company considered the guidance under ASC 810, which requires a variable interest entity (“VIE”) analysis any time a reporting entity (i.e. the Company) obtains a variable interest in another

[1]	We note one large accounting practitioner expresses the same view in its interpretive guidance: “Proportionate consolidation is permitted only for the following: (1) investments in certain unincorporated legal entities in the extractive or construction industry that otherwise would be accounted for under the equity method of accounting (i.e., a controlling interest does not exist), and (2) ownership of an undivided interest in real property when each owner is entitled only to its pro rata share of income and expenses and is proportionately liable for its share of each liability, and the real property owned is not subject to joint control by the owners” (italics added). See Section 14.2, Proportionate Consolidation, in EY’s Financial Reporting Development Guide to Consolidation (September 2017).

[2]	In connection with deliberations related to ASU 2015-2, the Board voted specifically on this issue and it “decided that entities that currently apply the pro rata method of consolidation should be allowed to continue applying that method of consolidation.” See the December 10, 2014 meeting minutes on the FASB’s website.

Securities and Exchange Commission

November 22, 2017

company. When evaluating whether a limited partnership or similar legal entity (collectively, an “LP”) is a VIE, a test that considers two factors must be addressed pursuant to ASC 810-10-15-14(b)(1)(ii). First, at a minimum, a simple majority of the limited partners must hold substantive kick-out rights over the general partner. Kick-out rights may also be held by a lower threshold, for example a kick-out right exercisable by a single party. For this purpose, kick-out rights through voting interests held by entities under common control with the general partner or other parties acting on behalf of the general partner are not included in the evaluation. Second, the limited partners must hold participating rights over the general partner. Additionally, participating rights held by the general partner or its related parties are not considered substantive. If the limited partners lack both conditions, the LP is a VIE. Under the proposed transaction, Alta Mesa would continue to function as a limited partnership and the limited partners would lack substantive participating and kick-out rights to block or remove the general partner making it a VIE.

Furthermore, we believe Alta Mesa is also a VIE pursuant to ASC 810-10-15-14(c). The voting rights of the Company through its GP interest are disproportionate to its economic/LP interest in Alta Mesa (90% voting and 100% economic). In addition, 100% of Alta Mesa’s activities involve and are conducted on behalf of the Company, through its intermediary subsidiary, SRII Opco, LP, plus its related parties and de facto agents (collectively, “related parties”). The Company’s related parties are its officers, board members and the Existing Owners (defined below) that hold the remaining 10% GP voting interest, but have an agreement to vote in concert with the Company. That 10% voting interest does not participate in any economics.

To clarify, upon completion of the transaction, the Company, through its intermediary subsidiary SRII Opco, LP, would control the management and voting power of Alta Mesa GP with a 90% voting interest and 100% economic interest. The remaining 10% voting interest will be held directly by senior management, and certain affiliates of Bayou City and HPS (“Existing Owners”) who were also part of High Mesa Holdings, LP (the “Alta Mesa Contributor”). The 10% voting interest held by the Existing Owners will not have substantive kick-out or participating rights and does not participate in any economics. This, coupled with the Company’s significant investment in Alta Mesa following the transaction, results in the Company being the primary beneficiary. As indicated above, the 10% voting interest held by the Existing Owners will be governed by a voting agreement whereby the Existing Owners will vote each of its units as directed by the Company.

From a hypothetical perspective, if Alta Mesa were not a VIE, it would be considered a voting interest entity. Through its 90% GP interest and the separate voting agreement with the Existing Owners, the Company has complete and unilateral control of Alta Mesa. This includes the ability to liquidate Alta Mesa under Article 9 of the limited partnership agreement. Consequently, the Company would consolidate Alta Mesa under the voting interest model.

Securities and Exchange Commission

November 22, 2017

Moreover, pro rata consolidation (if applicable) would result in virtually the same accounting result pursuant to ASC 810-10-45-14 since the Company owns 100% of the economic interest in Alta Mesa.

Finally, in a hypothetical scenario in which Alta Mesa is not a VIE, we note 805-10-55-10 states that the consolidation guidance in the General Subsections of Subtopic 810-103 is used to identify an acquirer. That is, the guidance in 805-10-55-11 through 55-15 is considered only when Subtopic 810-10 “does not clearly indicate” who the acquirer is. In that case, our October 31 letter described the Company’s significant pre-combination activities, confirming that in its consolidated financial statements, the Company is the acquirer of both Alta Mesa and Kingfisher Midstream, LLC.

As such, a consideration of the potential alternative accounting treatments corroborate the conclusions we have reached under the VIE literature, i.e., that Alta Mesa must be recorded at fair value using the acquisition method of accounting.

Business of Alta Mesa, page 258

Overview, page 258

4.	We note your response to prior comments 25 and 26. However, the charts you present on pages 259 and 260 only reflect the NYMEX case. If you chose to retain those charts, provide comparable charts reflecting SEC prices and reserves.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 260.

Preliminary Proxy Card

5.	You disclose in the proxy statement that the Charter Proposals and the LTIP Proposal are conditioned on the approval of the Business Combination Proposal and NASDAQ proposal. However, the conditional nature of these proposals is not clear in the proxy card as filed. Accordingly, please revise the proxy card to clarify whether the approval of certain proposals are conditioned upon the approval of other proposals.

Response: The Company acknowledges the Staff’s comment and has revised the preliminary proxy card attached to Amendment No. 2 accordingly.

*    *    *    *

[3]	Subtopic 810-10 includes 810-10-45-14 related to pro rata consolidation.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours,

SILVER RUN ACQUISITION CORPORATION II

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Chief Financial Officer

Cc:	Silver Run Acquisition Corporation II
James T. Hackett

Latham & Watkins LLP
William N. Finnegan IV, Esq.
Debbie P. Yee, Esq.